F. Mark Reuter

D: 513.579.6469

MReuter@KMKLAW.com

August 20, 2019

VIA EDGAR

Christina Chalk, Esq.

Senior Special Counsel

Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F. Street, NE

Washington, D.C. 20549

Re:	Medpace Holdings, Inc.
Schedule 14D-9 filed August 8, 2019
File No. 5-89605

Dear Ms. Chalk:

This firm represents Medpace Holdings, Inc. (“Medpace Holdings”), Medpace Investors, LLC (“Medpace Investors”) and August J. Troendle (“Mr. Troendle” and, collectively with Medpace Investors, the “Offeror”). We have received and reviewed your letter dated August 19, 2019 related to the above-referenced filing. In accordance with your request, on behalf of Medpace Holdings, we have responded to the comments included in your letter. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(a)(1) to the Schedule TO-T/A.

Schedule 14D-9

Item 4

1.

Please revise to provide further detail about why Medpace holdings is not making a recommendation to Eligible Option Holders. It is true in the case of any tender offer that whether to participate is based in part on each holder’s personal situation. Please expand to explain what specifically about this offer by an affiliate of the Company informed the Board’s decision not to make a recommendation to subject security holders.

Christina Chalk, Esq.

August 20, 2019

Response: Medpace Holdings has filed an amended and restated Schedule 14D-9 to provide the disclosure requested.

2.

See our last comment above. Summarize the deliberations at the meeting cited in subparagraph (b) of this section, including the Board’s consideration of “numerous factors” leading up to its determination with respect to the Offer.

Response: Medpace Holdings has filed an amended and restated Schedule 14D-9 to provide the disclosure requested.

General

3.	In your response letter, indicate how you disseminated the Schedule 14D-9 and how you intend to disseminate the revisions made in response to comments above.

Response: Medpace Holdings did not yet e-mail the Schedule 14D-9 filed August 8, 2019 to all Eligible Holders, but intends to e-mail to all Eligible Holders the amended and restated Schedule 14D-9 no later than August 21, 2019.

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We trust that the foregoing sufficiently addresses your comments. We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 579-6469.

Sincerely,

KEATING MUETHING & KLEKAMP PLL

/S/ F. Mark Reuter

F. Mark Reuter

FMR:ebb

cc:	Stephen P. Ewald (via e-mail at s.ewald@medpace.com)